Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Microsoft plans to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Yahoo! Inc. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Microsoft through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399. Microsoft and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft's directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 29, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Statements in this release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft's ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft's ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft's business, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of Microsoft's SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft's Investor Relations department at (800) 285-7772 or at Microsoft's website at http://www.Microsoft.com/msft. All information in this communication is as of February 1, 2008. Microsoft undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.

41 53 65 78 Key Industry Traits Scale Economics Technology Driven Significant Capital Costs Driving Consolidation ADVERTISERS Attract publishers into network INVENTORY Attracts advertisers to the network

EXPANDED R&D CAPACITY OPERATIONAL EFFICIENCIES EMERGING USER EXPERIENCES

New era of innovation Complementary engineering assets New community and social platform opportunities Open platform for Web services

OFFER $44.6 Billion $31 per share $31 cash, or 0.9509 of Microsoft share Shareholder election subject to 50/50 proration Targeted to close in 2nd half of CY'08

OFFER 62% premium to Yahoo! Closing Price on 1/31/08 >100% premium on underlying operating assets $1 billion in synergies Microsoft EPS impact breakeven or better in second full fiscal year post closing* * Excluding purchase accounting and one time costs